OXiGENE, Inc. Registration Statement Filed with SEC
            to Extend Expiration Date of Warrants Declared Effective

     BOSTON,  MA AND LUND,  SWEDEN -- JULY 24,  1998 -- OXiGENE,  Inc.  (Nasdaq:
OXGN) today announced that the Company's registration statement relating to the Company's publicly traded warrants (Nasdaq: OXGNW)(the "Warrants") was declared effective by the Securities and Exchange Commission.

     As more fully set forth in the registration statement, the following terms of the Warrants have been amended or added: (a) at 5:00 p.m., New York City time, on August 26, 1998, with no action required to be taken by the holders of the Warrants, the original expiration date of the Warrants (the "Original Expiration Date") will be extended to 5:00 p.m., New York City time, on December 31, 1999 (the "Amended Expiration Date"), (b) each Warrant shall be exercisable on and after August 26, 1998, and until the Amended Expiration Date, for 1.07 shares of Common Stock at a price of $14.35 (i.e., the exercise price currently in effect), subject only to the adjustment after that date in accordance with the anti-dilution provisions set forth in the Warrant Agreement (which are not being amended), and (c) the Company has the right, but not the obligation, at any time after the Original Expiration Date, to redeem, at any time or from time to time, any or all of the Warrants (the "Call"); provided, however, the Company may exercise the Call only if (i) the average trading price of the shares of the Company's Common Stock, as reported by the National Market of The Nasdaq Stock Market, Inc. ("Nasdaq"), for any period of ten consecutive trading days (not including any days on which the Nasdaq is open for trading, but there are no purchases or sales of Common Stock), has traded at not less than $16.00 per share, and (ii) the Company has given not less than 20 days written notice to the holders of Warrants indicating the Company's election to exercise the Call. Following a Call, any Warrants that were called that remain unexercised at the end of the 20-day notice period will be redeemed promptly thereafter at a redemption price of $.001 per Warrant, payable by the Company in cash.

     A copy of the  prospectus  relating  to the  amendment  of the terms of the
Warrants may be obtained from: Innisfree M&A Incorporated ("Innisfree"), 501 Madison Avenue, 20th Floor, New York, New York 10022, (888) 750-5834. A copy of the final prospectus will be available from Innisfree following the effective date of the registration statement. Shareholders with questions are encouraged to contact Innisfree toll free at (888) 750-5834 (within the continental U.S.) or (212) 750-5833 (outside of the U.S.).

     OXiGENE, Inc. is an international biopharmaceutical company developing a portfolio of products that focuses primarily on combating cancer. The Company's initial product development is based on proprietary DNA repair technology. The Company currently has three product candidates in clinical development.
Neu-Sensamide(TM), a radiosensitizer, is in a Phase III clinical trial in patients with non-small cell lung cancer and two Phase I studies in patients with glioblastoma. Oxi-104 is being developed as a chemosensitizer in Phase I studies in patients with advanced stage cancers. Cordycepin is a compound in Phase I studies in patients with TdT positive leukemia. The Company is also developing Combretastatin A-4 phosphate, a tumor vascular targeting agent that in pre-clinical studies destroyed the blood vessels that enable a tumor to survive and grow. Combretastatin is expected to enter clinical trials in the second half of 1998.

     This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there by any sale of these securities in any State or country in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or country.

    SOURCE:  OXiGENE, Inc.

    CONTACT: Innisfree M&A Incorporated                  Ms. Sarah Michelmore
             501 Madison Avenue, 20th Floor       or     Feinstein Kean Partners
             New York, New York  10022                   245 First Street
             (888) 750-5834 in the U.S.                  14th Floor
             (212) 750-5833 outside the U.S.             Boston, MA  02142
                                                         (617) 577-8110

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